EXHIBIT 20.1.  PRESS RELEASE ISSUED BY THE COMPANY DATED MARCH 23, 2000


          FIRST ALLIANCE CORPORATION PRESS RELEASE DATED MARCH 23, 2000


COMPANY CONTACT:
----------------
Francisco Nebot
President and CFO
(949) 224-8403

Susan Linder
Investor Relations
(949) 224-8401
Web Site:  www.firstalliancemortgage.com
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For Immediate Release
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         FIRST ALLIANCE CORPORATION FILES VOLUNTARY CHAPTER 11 PETITION

IRVINE, CALIF. (MAR. 23, 2000) - Today, First Alliance Corporation (Nasdaq:
FACO), a sub-prime lender headquartered in Irvine, California, whose business is making mortgage loans primarily to borrowers with impaired credit, announced that the Company and several of its subsidiaries have discontinued new loan originations and filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Central District of California. This action was made necessary due to legislative proposals limiting revenue generating capacity and recent unwarranted negative publicity against the Company arising from the joint stories by the New York Times and ABC News 20/20 program.

         Commenting further on the filings, Chairman of First Alliance Corporation, Brian Chisick said, "First Alliance was created almost 30 years ago to provide a valuable service to consumers in the sub-prime category and the Company has made substantial investments to build that business. Unfortunately, the Company has been inaccurately and unfairly portrayed in recent stories in the media. These unfair and inaccurate stories have devastated the Company's 30-year reputation and acutely hindered the Company's relationships with businesses, consumers and regulators. Further, these unforeseen business circumstances have adversely affected the Company's ability to function, complete certain critical transactions, and to originate new loans."

         The Company will be closing all of its retail branches and origination centers immediately. This action will result in the layoff of approximately 300 people or 85% of the Company's workforce throughout the United States. The affected offices are located in California, New York, New Jersey, Illinois, Arizona, Colorado, Maryland, Oregon, Utah and Washington. Brian Chisick commented, "The Company has been a provider of sub-prime first mortgages for many years and this effort has been supported by diligent and hardworking people. I thank those people who will be departing the Company for their loyalty and support."

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         First Alliance is also asking the Bankruptcy Court to approve a number of First Day Orders that will enable the Company to develop a Plan under the protection of Chapter 11. The First Day Orders would include approval to pay normal employees salaries, wages, and benefits, as well as other basic business expenses, without interruption. The debtors are represented by William Lobel of Lobel & Opera LLP, an Irvine, California, law firm specializing in Chapter 11 cases.

         "Safe Harbor" Statement Regarding Forward-looking Information or
Statements:

         Certain of the matters discussed in this news release are forward-looking statements that involve risks and uncertainties, including, without limitation, regulatory, operating, competitive and market risks, risks related to the Company as a sub-prime lender, and other factors, risks and uncertainties that may cause actual results to differ materially from such forward-looking information. Factors that could cause results to differ materially from those in the forward-looking statements are detailed from time-to-time in reports filed by the Company with the U.S. Securities and Exchange Commission, including Forms 8K, 10Q and 10K (a copy of which may also be obtained from the Company at (949) 224-8401).

CONTACT: Francisco Nebot, President and CFO, 949-224-8403, or Susan Linder, Investor Relations, 949-224-8401, both of First Alliance Corporation.


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